                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                         DREYER'S GRAND ICE CREAM, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    26187810
                                 (CUSIP Number)

   James H. Ball, Esq.                            with a copy to:
   Senior Vice President, Secretary               Mary Ellen Kanoff, Esq.
     and General Counsel                          Latham & Watkins
   Nestle Holdings, Inc.                          633 West Fifth Street
   c/o Nestle USA, Inc.                           Suite 4000
   800 North Brand Boulevard                      Los Angeles, California  90071
   Glendale, California  91203                    (213) 485-1234
   (818) 549-6539

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [  ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

-------------------------------------------------
              CUSIP No. 26187810
-------------------------------------------------


--------------------------------------------------------------------------------
        1    NAME OF PERSON
               NESTLE HOLDINGS, INC.

--------------------------------------------------------------------------------

        2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*     (a)   [  ]



                                                                 (b)   [  ]


--------------------------------------------------------------------------------
        3    SEC USE ONLY

--------------------------------------------------------------------------------
        4    SOURCE OF FUNDS*
               WC
--------------------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [  ]

--------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER
                                                    5,056,008
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                                    --------------------------------------------
                                             8    SHARED VOTING POWER
                                                    0
                                    --------------------------------------------
                                             9    SOLE DISPOSITIVE POWER
                                                    5,056,008
                                    --------------------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
               5,056,008
--------------------------------------------------------------------------------
       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [  ]
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               32.9%
--------------------------------------------------------------------------------
       14    TYPE OF PERSON REPORTING*
               CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT





                                Page 2 of 5 Pages

                                  SCHEDULE 13D

-------------------------------------------------
              CUSIP No. 26187810
-------------------------------------------------


--------------------------------------------------------------------------------
        1    NAME OF PERSON
             NESTLE S.A.

--------------------------------------------------------------------------------

        2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*     (a)  [  ]



                                                                 (b)  [  ]


--------------------------------------------------------------------------------
        3    SEC USE ONLY

--------------------------------------------------------------------------------
        4    SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [  ]

--------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
              SWITZERLAND
--------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER
                                                    5,056,008
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                                    --------------------------------------------
                                             8    SHARED VOTING POWER
                                                    0
                                    --------------------------------------------
                                             9    SOLE DISPOSITIVE POWER
                                                    5,056,008
                                    --------------------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
               5,056,008
--------------------------------------------------------------------------------
       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                 [  ]

--------------------------------------------------------------------------------
       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               32.9%
--------------------------------------------------------------------------------
       14    TYPE OF PERSON REPORTING*
               CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT





                                Page 3 of 5 Pages

                  This Amendment No. 4 amends the Schedule 13D previously filed by Nestle Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle") on May 16, 1994, as amended and restated by Amendment No. 1 to Schedule 13D filed on June 14, 1994, as amended by Amendment No. 2 to Schedule 13D filed on October 5, 1995 and as amended by Amendment No. 3 to Schedule 13D filed on April 5, 1995 (as so amended, the "Schedule 13D"), and relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Issuer").

ITEM 2.           IDENTITY AND BACKGROUND.

                  The third paragraph of Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

                  For information with respect to the identity and background of
(i) each executive officer and director of Holdings and (ii) each executive officer and director of Nestle, see Schedule I hereto.

ITEM 3.           PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended to add the following:

                  Pursuant to its rights under the Purchase Agreement (as defined in the Schedule 13D), Holdings nominated, and the Issuer's Board of Directors elected, Steven Langman to the Issuer's Board of Directors on March 5, 1997.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) On March 10, 1997, the Issuer informed Holdings that as of such date, there were 13,388,100 Shares outstanding. Based on this number, Holdings, as of March 10, 1997, beneficially owned 5,056,008 Shares, or approximately 32.9% of the Issuer's outstanding Shares (assuming that the 2,000,000 Warrant Shares (as defined in the Schedule 13D) have been issued). Nestle may be deemed to beneficially own the 5,056,008 Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

                  (b) Holdings has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by it. Nestle may be deemed to have the sole power to vote or direct the vote, and to dispose or direct the disposition of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

                  (c)   Not applicable

                  (d) Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by it. Nestle may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

                  (e)   Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                  Item 6 of the Schedule 13D is hereby amended to add the following:

                  Pursuant to the Rogers Right of First Refusal Agreement (as defined in the Schedule 13D), the University of California, Berkeley Foundation agreed with Holdings, as of March 3, 1997, to be bound to the terms and conditions of the Rogers Right of First Refusal Agreement with respect to 3,616 Shares transferred to it by T. Gary Rogers and/or his affiliates.


                                Page 4 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                             NESTLE HOLDINGS, INC.



                             By:  \s\ James H. Ball
                               -------------------------------------------------
                                    Name:      James H. Ball
                                    Title:     Senior Vice President and General
                                               Counsel



                             NESTLE S.A.



                             By:  \s\ James H. Ball
                               -------------------------------------------------
                                    James H. Ball, attorney-in-fact for
                                    Name:      H.P. Frick
                                    Title:     Senior Vice President and
                                               General Counsel of Nestle S.A.




Dated:  March 12, 1997


                                Page 5 of 5 Pages

                                   SCHEDULE I

                              NESTLE HOLDINGS, INC.
                        EXECUTIVE OFFICERS AND DIRECTORS

Name                      Present Business Address            Present Principal Occupation                       Citizenship
----                      ------------------------            ----------------------------                       -----------


Executive Officers
------------------


Carlos E. Represas        Nestle S.A.                         Chairman of Board                                  Mexico
                          Avenue Nestle 55
                          CH-1800 Vevey
                          Switzerland


Joseph M. Weller          Nestle Holdings, Inc.               Chief Executive Officer and President              United States
                          c/o Nestle USA, Inc.
                          800 North Brand Boulevard
                          Glendale, CA  91203


Peter D. Argentine        Nestle Holdings, Inc.               Senior Vice President, Finance                     United States
                          c/o Nestle USA, Inc.
                          800 North Brand Boulevard
                          Glendale, CA  91203


James H. Ball             Nestle Holdings, Inc.               Senior Vice President, General Counsel and         United States
                          c/o Nestle USA, Inc.                Secretary
                          800 North Brand Boulevard
                          Glendale, CA  91203


Alexander Spitzer         Nestle Holdings, Inc.               Senior Vice President, Taxes                       United States
                          Five High Ridge Pk.
                          Stamford, CT 06905


E. Simon Jones            Nestle Holdings, Inc.               Vice President, Texas                              United Kingdom
                          Five High Ridge Pk.
                          Stamford, CT 06905


Manfred R. Lehmann        Nestle Holdings, Inc.               Vice President and Treasurer                       Switzerland/
                          Five High Ridge Pk.                                                                    United States
                          Stamford, CT 06905


Kimberly A. Lund          Nestle Holdings, Inc.               Vice President and Controller                      United States
                          c/o Nestle USA, Inc.
                          800 North Brand Boulevard
                          Glendale, CA  91203


Mark E. Siegal            Nestle Holdings, Inc.               Vice President, Taxes                              United States
                          Five High Ridge Pk.
                          Stamford, CT 06905


Directors
---------


Carlos E. Represas        Nestle S.A.                         Chairman of Board                                  Mexico
                          Avenue Nestle 55
                          CH-1800 Vevey
                          Switzerland


Joseph M. Weller          Nestle Holdings, Inc.               Chief Executive Officer and President              United States
                          c/o Nestle USA, Inc.
                          800 North Brand Boulevard
                          Glendale, CA  91203


Mario A. Corti            Nestle Holdings, Inc.               Director                                           Switzerland
                          c/o Nestle USA, Inc.
                          800 North Brand Boulevard
                          Glendale, CA  91203


Robert D. Carpenter       Nestle S.A.                         Director                                           United States
                          Avenue Nestle 55
                          CH-1800 Vevey
                          Switzerland


Peter D. Argentine        Nestle Holdings, Inc.               Senior Vice President, Finance                     United States
                          c/o Nestle USA, Inc.
                          800 North Brand Boulevard
                          Glendale, CA  91203




                                  NESTLE, S.A.
                        EXECUTIVE OFFICERS AND DIRECTORS

Name                                     Present Business Address         Present Principal Occupation               Citizenship
----                                     ------------------------         ----------------------------               -----------


Executive Officers
------------------


Helmut Maucher                           Nestle S.A.                      Chairman and Chief Executive Officer       Germany
                                         En Bergere
                                         CH-1800 Vevey
                                         Switzerland


Peter Brabeck                            Nestle S.A.                      Executive Vice President                   Austria
                                         Avenue Nestle 55
                                         CH-1800 Vevey
                                         Switzerland


Mario A. Corti                           Nestle S.A.                      Executive Vice President                   Switzerland
                                         Avenue Nestle 55                 Finance/Control
                                         CH-1800 Vevey
                                         Switzerland


Jose Daniel                              Nestle S.A.                      Executive Vice President                   Spain
                                         Avenue Nestle 55                 Pharma & Cosmetics
                                         CH-1800 Vevey                    Human Resources
                                         Switzerland                      Center Administration


Michael W.O. Garrett                     Nestle S.A.                      Executive Vice President                   Austria/
                                         Avenue Nestle 55                 Zone 2 AOA                                 United Kingdom
                                         CH-1800 Vevey
                                         Switzerland


Rupert Gasser                            Nestle S.A.                      Executive Vice President                   Switzerland/
                                         Avenue Nestle 55                 Strategic Business Group 1                 Austria
                                         CH-1800 Vevey
                                         Switzerland


Robert Raeber                            Nestle S.A.                      Executive Vice President                   Switzerland
                                         Avenue Nestle 55                 Zone EUR
                                         CH-1800 Vevey
                                         Switzerland


Carlos E. Represas                       Nestle S.A.                      Executive Vice President                   Mexico
                                         Avenue Nestle 55                 Zone AMS
                                         CH-1800 Vevey
                                         Switzerland


B.E. Suter                               Nestec S.A.                      Executive Vice President of Nestle Ltd.    Switzerland
                                         Avenue Nestle 55                 Research & Development
                                         CH-1800 Vevey
                                         Switzerland


Philippe H. Veron                        Nestle S.A.                      Executive Vice President                   France
                                         Avenue Nestle 55                 Strategic Business Group 2
                                         CH-1800 Vevey
                                         Switzerland



Directors
---------


Helmut Maucher                  Nestle S.A.                               Chairman and Chief Executive Officer of      Germany
                                En Bergere                                Nestle S.A.
                                CH-1800 Vevey
                                Switzerland


Peter Bockli                    Bockli & Thomann                          Law Professor and Lawyer at Bockli &         Switzerland
                                Case postale 2348                         Thomann
                                CH-4002 Basel
                                Switzerland


George Blum                     Societe de Banque Suisse                  Chairman of the Board of Societe de Banque   Switzerland
                                Aeschenplatz 6                            Suisse
                                CH-4002 Bale


Reto F. Domeniconi              Clos des Mesanges                         Retired                                      Switzerland
                                Ch. de Sainte-Croix 13
                                CH-1807 Blonay


Arthur Dunkel                   6-4 Boulevard du Theatre                  Professor and                                Switzerland
                                CH-1024 Geneve                            Consultant


Fritz Gerber                    Roche Holding S.A.                        Chairman of the Board                        Switzerland
                                P.O. Box                                  of Roche Holding S.A.
                                CH-4002 Bale


Rainer E. Gut                   Credit Suisse                             Chairman of the Board of Credit Suisse       Switzerland
                                CH-8070 Zurich
                                Switzerland


Fritz Leutwiler                 Leutwiler and Partner AG                  President of Leutwiler and Partner AG        Switzerland
                                Genferstrasse 2
                                CH-8002 Zurich
                                Switzerland


Jean-Pierre Meyers              L'Oreal                                   Director of L'Oreal                          France
                                41, Rue Matre
                                F-92117 Clichy-Cedex
                                France


David de Pury                   de Pury, Pictet,                          Partner of de Pury,                          Switzerland
                                Turretini & Cie, S.A.                     Pictet, Turretini & Cie, S.A.
                                P.O. Box 8242
                                8050 Zurich


Lucia Santa Cruz-Sutil          Chilean Catholic University of Santiago   Professor of Modern History at Chilean       Chile
                                de Chile                                  Catholic University of Santiago de Chile
                                El Rincon 12334
                                La Dehesa
                                Santiago de Chile


Stephan Schmidheiny             Anova Holding S.A.                        Chairman of the Board of Anova Holding       Switzerland
                                Hurdnerstrasse 10                         S.A.
                                CH-8640 Hurden
                                Switzerland


Vreni Spoerry                   Claridenstrasse 3                         Vice President Schwitzer Verband             Switzerland
                                CH-8810 Horgen                            Volksdienst
                                Switzerland                               Member of Swiss Parliment


Robert Studer                   U.B.S. Group                              President of the U.B.S. Group                Switzerland
                                Bahnhofstasse 45
                                CH-8001 Zurich
                                Switzerland

Paul A. Volcker                 James D. Wolfensohn Inc.                  President of James D. Wolfensohn Inc.        United States
                                599 Lexington Avenue
                                New York, N.Y. 10022